The Yogi Trademark Movie



LETTER   ⌄

Dear investors,

We did it! We shot the Yogi Trademark! The shoot was ambitious. We started with 10 days at the retreat center, which was a unique way for cast and crew to bond. We had a bit of overtime and then, so that we didn't burn everyone out, everyone agreed to add 2 days to the production schedule. The spirit on set was extremely professional and overwhelmingly supportive. One of our volunteer crew was so into the message and spirit of the film, they became a surprise major investor! We're nearly done with our first "assembly cut" and we have an enticing fundraising trailer.

We need your help!

We needs funds for post production for the film to reach its full potential. We have a terrific fundraising trailer that we are sharing potential. We have a terrific fundraising trailer that we are sharing with a limited number of folks. We're walking a fine line between holding information so that we can have a big impact upon the release of the film, and getting folks excited about the wonderful content we have so that they can support us now with resources for post. If you would like to see a window into where we are, please reach out. Let's zoom or meet in person!

Sincerely,

Chris K Thomas

Producer and Co-Writer

Dan Damman

Manager

How did we do this year?

REPORT CARD



☺ The Good

We had great actors, a fantastic local crew and the shoot when really well. It was also a lot of fun on set!

We have a much larger base of support, investors, and friends than we did at the beginning of the year.

Our producer, Laura Wagner, believes we are poised to submit to the top festivals. That was the goal!

☹ The Bad

As we moved from a lower budget project to a larger scale production, the costs of production increased.

The support costs around a couple of "free" locations, for example, security, parking, etc., were more than we anticipated.

We need resources to offset production costs and for post production to match our higher production level.

2024 At a Glance

January 1 to December 31



$0
Revenue



-$512,448
Net Loss



$1,770
Short Term Debt



$97,325
Raised in 2024



$18,345
Cash on Hand
As of 04/ 1/25

We  Our 120 Investors

Thank You For Believing In Us

Kristin Johnson	Kevin Christian	Mondray Gee	Noah Litwer	Dwight Bandak	Patrick Linehan
Heather Dion Markham	Jennifer Shadur	David Welsh	Michael Alan Mudrick	Betsy Hawkins	Deb Tullmann Sylvan
Courtney Quirin	Patrice Scatena	Doug Consiglio	Erika Lorshbough	Ben Yalom	John Radkowski
Amanda Gibbon	Brandon Schwartz	Douglas Renison	Suhas Patil	Caleb Zigas	Lokesh Bhatia
Jillian Buckley	Jaison Joseph	Edgar Rivera	And I Do Yoga	Charles C. Rhodes	Doug Hamilton
Delaney Ruston	Jesse Weinstein	Gabriela Sullivan	Jack Sylvan	Taylor Jannelle	Judy Lee Haworth
Ian Thomas	Bryan Huggins	Tom Disher	Andrew Lee…	Christopher Thomas	Jon Tyson
Dave Klaus	Carolyn Ferris	Hedra Packman And…	Susie Monson	Tony Bednar	Kira Mintz
Scott & Chayree…	Nicole Piros	Donna Damman	Reba Brindley	Matthew Cline	Donna Damman
Brant Smith	Lynn Preble	Mark West	Ken Schneider	Elena Greenlee	Amy Goldfarb
Carl Paganelli	William S. Koski	W Lachlann Kane	Abby Thomas	Jocelyn Gibbon	Ingrid Evans
Ellie Litzenberg	Kirsten Liske	Lisa Jacobs	Brick Conway	Eric Thut	Marty Connell
Gustavo Alonso	Sam Jansen	Dan Limon	Derek Johnson	Dave Johnson	Judith Cardell
Elizabeth Cangelosi	Dianne Simonelli	Brad Dolin	David Bernard	Chad Worth	Lisa Fraser
Nicolas Christoph John	Thomas Gibbon	Andrew Rowe	Arthur Zhou	Tiana Harding	Justin Spillman
Paul Hays	Carlos Orozco	Chase Bossart	Jonathon A	Maren Mullin	Maureen Durkin
Virginia McCarthy	Jason Baumgartner	Geoffrey Robert…	Andrew Keeler	Wendy Cook	Heather Lubeck
Oona Marti	Malaika Fraley	Aly Evans	Mimi Davis	Katie Blue	Sean Thomas
Abe Bingham	Ali Uscilka	Debbie Pryse			

Thank You!

From the The Yogi Trademark Movie Team







Dan Damman [in]

Director and Co-Writer

Perfected his comedy writing at The Second City in Chicago before starting a 20 year career in directing and moving-picture editing.



Chris K Thomas [in]

Producer and Co-Writer

Worked at the Global Climate Change Lab at MIT in 1994, realized we need a change of consciousness, and has been a writer and filmmaker ever since.



Laura Wagner [in]

Producer

An award-winning producer whose films have premiered at Sundance, Tribeca, SXSW, and Rotterdam– Laura is an alumna...



Saskia Griffiths

Yoga Mentor

15+ years experience in yoga, bodywork, and meditation, Hosted 28 yoga retreats worldwide, International real...



Reena Dutt [in]

Producer

A recent Producing Fellow at Film Independent– Reena has produced successful features and short films, "Awarewolf",...

Details

The Board of Directors

Director	Occupation	Joined
Chris Thomas	Film/Video @ Potluck Productions	2012
Dan Damman	Film/Video @ self	2012

Officers

Officer	Title	Joined
Chris Thomas	Member-Manager	2012
Dan Damman	Member-Manager	2012

Voting Power

Holder	Securities Held	Voting Power
Chris Thomas	Membership Interest	50.0%
Dan Damman	Membership Interest	50.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
04/2024	$97,325		4(a)(6) Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Other			No
Other			No

Warrants:	0
Options:	0

Form C Risks:

Investment in film is speculative and risky. Revenue depends on the interest of the public, which can't be predicted. Success also depends on the quality and interest of competing films released at the same time. There can be no assurance of the economic success of any motion picture since the revenues derived from the production and distribution of a motion picture depend primarily upon its acceptance by the public, which cannot be predicted. The commercial success of a motion picture also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, general economic factors and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

The Company faces competition with in the film industry. Our competitors may be better resourced, and may compete with us in recruiting and retaining qualified personnel.

The Company is in need of further funding past its Wefunder raise in order to complete production of the film. Specifically, we will need additional funds for editing. Should the Company be unsuccessful in raising those funds, one of the managers will edit the film pro-bono. If something should happen to him that he is not able to perform this task, we may have difficulty completing the movie.

Filmmaking hinges on the physical and logistical challenges of many workers collaborating in unison. Forces of weather, acts of God and misfortune can complicate, hinder or otherwise compromise the production.

In film, the character and public persona of our performers and filmmakers is subject to intense scrutiny. While we are judicious in selecting performers that will be appealing to the culture at large, they are subject to public opinion, which we have no control over.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

An audience's appetite for film is a subjective and competitive marketplace. It is possible that the audience will not respond to the film, and it will fail to gain meaningful word of mouth, critical response or festival acceptance.

Film is dependent on multiple technologies. While we utilize best practices in ensuring that all footage is safe and redundantly backed up, we are subject to technological complications that could hinder the creation of the film.

Dan Damman and Chris Thomas are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The effects COVID-19 pandemic may interrupt the operations needed to produce the film and bring it to market. It is also unclear how the lasting effects of the pandemic will impact the market demand of film.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management,

and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;

to the Issuer;

to an accredited investor ❓ ;

as part of an offering registered with the U.S. Securities and Exchange Commission; or

to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓ purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common units that take into account factors such as the following:

unrelated third party valuations of our common units;

the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;

our results of operations, financial position and capital resources;

current business conditions and projections;

the lack of marketability of our common units;

the hiring of key personnel and the experience of our management;

the introduction of new products;

the risk inherent in the development and expansion of our products;

our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

The Yogi Movie, LLC

California Limited Liability Company

Organized June 2012
0 employees
527 23rd ave
Apt 209
Oakland CA 94606 http://www.theyogitmmovie.com

Business Description

Refer to the The Yogi Trademark Movie profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

The Yogi Trademark Movie is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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